UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January 2004
                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________











                                                         827 - 27 January 2004


                                  SPIRENT PLC

              FREDERICK D'ALESSIO APPOINTED NON-EXECUTIVE DIRECTOR


Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announces that Frederick 'Fred' D'Alessio has been appointed as a non-executive director with effect from 26 January 2004.


Mr D'Alessio (55) has over 30 years' experience in the telecoms industry, most recently holding the position of President of Advanced Services at Verizon Communications Inc., the largest network service provider in the United States. Since 2002 he has been a general partner and founder of Capitol Management Partners, a consultancy for early stage communications companies, and currently sits on the boards of three emerging US telecoms companies SS8 Networks, Inc., Aware, Inc. and Hatteras Networks, Inc.



Commenting, John Weston, Chairman of Spirent, said:



"Fred has had an extensive career in the telecoms sector and his insight and experience will be of great value to the Group as we continue to focus on the development of our communications activities."



                                    - ends -



Enquiries


Nicholas Brookes, Chief Executive        Spirent plc        +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                           Spirent plc        +44 (0)1293 767676

Media
Jon Coles/Rupert Young                   Brunswick          +44 (0)20 7404 5959



About Spirent



Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions enable customers to develop, deploy and assure network equipment and services more economically and efficiently by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated solutions for the power controls and aerospace markets. Further information about Spirent plc can be found at www.spirent.com



Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.



Spirent and the Spirent logo are registered trademarks of Spirent plc. All rights reserved.



This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                         Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date   January 27, 2004                        By   ____/s/ Luke Thomas____

                                                    (Signature)*